Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KE Holdings Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 4 to 8 of this circular.

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 14, 2024 at 10:00 a.m. (Beijing time). A notice convening the AGM is set out on pages 20 to 25 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form for the AGM by no later than 10:00 a.m., Hong Kong time, on Wednesday, June 12, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

April 26, 2024

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	4

1. Introduction	4

2. Proposed Re-Election of Directors	5

3. Proposed Grant of General Mandate to Issue Shares	6

4. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	6

5. Proposed Re-Appointment of Auditors	7

6. The AGM and Proxy Arrangement	8

7. Recommendations	8

8. Further information	8

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	9

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	14

NOTICE OF THE ANNUAL GENERAL MEETING		20

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or compensation committee of the Board

“ADS(s)”	American depositary shares, each of which represents three Class A ordinary shares

“ADS Record Date”	May 14, 2024 (New York time)

“AGM”	the annual general meeting of the Company to be convened on Friday, June 14, 2024 at 10:00 a.m.

“Articles of Association”	the articles of association of the Company adopted on August 12, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group” or “Beike”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 25, 2024, being the latest practicable date for ascertaining certain information contained herein

“Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on May 11, 2022

“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum”	the memorandum of association (as amended from time to time) of the Company adopted on August 12, 2022

“Nomination Committee”	the nomination committee of the Board

DEFINITIONS

“POA Arrangement”	an irrevocable proxy and power of attorney executed and delivered by Propitious Global Holdings Limited (“Propitious Global”) on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partners L.P. (“Baihui Partnership”) to exercise the voting rights represented by the Shares held by Propitious Global

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 14, 2024 (Hong Kong time)

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Shares”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong

“treasury shares”	has the meaning ascribed thereto under the Listing Rules

“United States”, “U.S.” or “US”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares upon the Listing, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

Executive Directors:	Registered Office:
Yongdong Peng (Chairman)	Harneys Fiduciary (Cayman) Limited
Yigang Shan	4th Floor, Harbour Place
Wangang Xu (Vice Chairman)	103 South Church Street
Tao Xu	P.O. Box 10240
Grand Cayman KY1-1002
Non-executive Director:	Cayman Islands
Jeffrey Zhaohui Li
Corporate Headquarters
Independent Non-executive Directors:	Oriental Electronic Technology Building
Xiaohong Chen	No. 2 Chuangye Road
Hansong Zhu	Haidian District
Jun Wu	Beijing 100086
PRC

Principal Place of Business in Hong Kong:
5/F, Manulife Place 348 Kwun Tong Road Kowloon
Hong Kong

April 26, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed re-election of Directors;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to issue Shares;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(d)	the proposed re-appointment of auditors.

2.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 of the Listing Rules, Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Jun Wu will retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Biographical details of the Nominees are set out in the Appendix I to this circular.

Except as stated in the Appendix I to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. None of the Nominees has any relationship with any other Director, senior management or substantial Shareholders of the Company (as defined in the Hong Kong Listing Rules).

For details of Nominees’ interest, please refer to the Appendix I to this circular. Save as disclosed in the Appendix I to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO.

The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

The Company had determined the remuneration of each Nominee for the year ended December 31, 2023 with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance and (for executive Directors only) the Group’s operating results, as well as the then market condition. Each Nominee had not participated the determination of his remuneration. For the details of the remuneration of Nominees for the year ended December 31, 2023, please refer to the 2023 annual report of the Company. After obtaining the relevant approval from the Shareholders at the AGM, the Company will renew service contract with each Nominee, if applicable. The Board, after obtaining the authorisation at the AGM, will determine the remuneration of Nominees with reference to their qualifications, duties, responsibilities, experience, contribution to the Board, participation in the corporate governance and (for executive Directors only) the Group’s operating results, as well as the current market condition. The Company will disclose the remuneration of Directors in its annual report each year.

Save as disclosed above, as at the date of this circular, there is no information on the Nominees that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures of the Nominees, the qualifications, skills and experience, time commitment and contribution of the Nominees with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. Jun Wu, an independent non-executive Director proposed to be re-elected, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board have conducted assessment on his independence and considered that Mr. Jun Wu is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the Nominees’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Nominees including the aforesaid independent non-executive Director at the AGM.

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares (including the sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,577,284,062 Class A ordinary shares and 149,494,964 Class B ordinary shares. Subject to the passing of the ordinary resolution 3 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 745,355,805 ordinary shares.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

LETTER FROM THE BOARD

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,577,284,062 Class A ordinary shares and 149,494,964 Class B ordinary shares. Subject to the passing of the ordinary resolution 4 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 372,677,902 ordinary shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

Under the existing Listing Rules, the Company is required to cancel any Shares and/or ADSs repurchased by it as soon as reasonably practicable following such repurchase. The Board notes that with effect from June 11, 2024, the Listing Rules will be amended to remove the requirement to cancel repurchased shares and to adopt a framework to govern the resale of treasury shares. In view of the changes to the Listing Rules, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or the Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or the Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made. If the Company holds any Shares in treasury, any sale or transfer of Shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Listing Rules and applicable laws and regulations of the Cayman Islands.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

5.	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix their remuneration for the year ending December 31, 2024.

An ordinary resolution in respect of the re-appointment of the auditors of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC on Friday, June 14, 2024. The AGM will commence at 10:00 a.m. (Beijing time).

The notice of the AGM is enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (investors.ke.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the AGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs. Whether or not you propose to attend and vote at the AGM, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

The resolutions to be proposed at the AGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the Directors, the proposed Issuance Mandate, the proposed Repurchase Mandate, and the proposed re-appointment of the auditors of the Company are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Directors proposed to be re-elected at the AGM.

POSITION AND EXPERIENCE

(1) Mr. Yongdong Peng

Yongdong Peng (彭永東), aged 44, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company. Mr. Peng co-founded Beike with Mr. Hui Zuo (our founder and permanent chairman emeritus) and Mr. Yigang Shan and has been serving as the chairman of the Board since May 2021 and an executive Director since December 2018. Mr. Peng has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd. (鏈家網(北京)科技有限公司) (currently known as Beike Zhaofang (Beijing) Technology Co., Ltd. (貝殼找房(北京)科技有限公司)), a wholly-owned subsidiary of the Company, since April 2017 and successively served as the vice general manager and general manager of Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限 公司) (“Beijing Lianjia”) since January 2010.

During his terms, Mr. Peng, with extensive managerial and strategic consulting experience, was the mastermind behind of the Company’s digitalization efforts and led the Group to achieve multiple key milestones, including: (i) leading the Company’s digital initiatives and contributing significantly to the Group’s transformation into an integrated online and offline platform since 2010, such as launching Lianjia Online, the predecessor of Lianjia.com; (ii) collectively introducing the Agent Cooperation Network and striving to create a powerful network with industry participants since 2011; (iii) leading the launch of Lianjia mobile app, further promoting the rapid development of the Company’s Housing Dictionary, and promoting the implementation of “authentic property listings” through online transformation in 2011; (iv) leading to establish Lianjia.com in 2014; (v) co-founding the Beike platform in 2018; (vi) leading and promoting the establishment of Huaqiao Academy in 2019; (vii) actively involving in the Company’s US initial public offering in August 2020 and Hong Kong Listing in May 2022; (viii) actively involving in overseeing the recruitment of all key management staff; and (ix) contributing to the Group’s continuous development through his executive role in the Company and strategic vision.

Mr. Peng has accumulated extensive experience in technology and strategic consulting. Prior to joining the Group, Mr. Peng served as a senior consultant of strategy and revolution at IBM China Company Limited (國際商業機器(中國)有限公司) from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. (伊博電源(杭州)有限公 司) from August 2001 to March 2003.

Mr. Peng received a bachelor’s degree in electrical engineering and automation from Zhejiang University (浙江大學) in June 2001 and an IMBA degree from Tsinghua University (清華大學) in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(2) Mr. Yigang Shan

Yigang Shan (單一剛), aged 51, is the co-founder and an executive Director of the Company. Mr. Shan co-founded Beike with Mr. Hui Zuo and Mr. Yongdong Peng. Mr. Shan has been serving as an executive Director of the Company since July 2018. He served as a director of Beijing Lianjia from December 2007 to September 2021 and has been deeply involved in all strategic decisions of Beijing Lianjia in its early development stage, which lays the foundation for the Group.

During his terms, Mr. Shan, with profound industry insight, led the Group to achieve multiple key milestones, including: (i) leading the Company to develop preliminary thinking and strategy of migrating transaction steps and services online in 2008; (ii) leading the Group to establish cooperative relations with many other players in the industry in 2008, which laid the foundation for the Group’s future nationwide development strategy; (iii) contributing to the Group’s collaboration with IBM to further develop and refine the “moving online” strategy in 2009; (iv) leading the Group to expand its nationwide footprints through establishing branches, acquisition and other methods from 2011 to 2014; (v) leading the Group to complete the acquisition of over 20 brokerage companies from 2015 and 2018; (vi) securing various financings from external investors to the Group since 2016; (vii) actively involving in overseeing the recruitment of all key management staff; and (viii) contributing to the Group’s continuous development through his executive role in the Company and strategic vision.

Mr. Shan has served as a director of Ziroom Inc. since December 2017 and an independent non-executive director of Keep Inc., a company listed on the Stock Exchange with the stock code 3650, since July 2023. Mr. Shan has accumulated a deep understanding and experience in the real estate brokerage industry as a veteran and pioneer in the industry. Prior to joining the Group, Mr. Shan was a co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. (大連好旺角房屋經紀有限公司), a China-based company engaged in real estate brokerage business, from December 1999 to November 2007.

Mr. Shan received an EMBA degree from Tsinghua University in January 2019.

(3) Mr. Jun Wu

Jun Wu (武軍), aged 55, is an independent non-executive Director of the Company. Mr. Jun Wu has been serving as an independent Director of the Company since March 2022 and was re-designated as an independent non-executive Director in May 2022. Mr. Jun Wu is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. (北京鐳場景科技有限公司) since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. (北京市萬智生科技有限公司) where he joined in March 2017. Mr. Jun Wu has also been serving as a non-independent director of Unilumin Group Co., Ltd. (深圳市洲明科技股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 300232, since May 2022.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

From August 2010 to May 2017, Mr. Jun Wu held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, he served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd. (軟通動力信息技術(集團)股份有限公司), a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the New York Stock Exchange from 2010 to 2014. Prior to that, Mr. Jun Wu served as a vice president in the finance department at Huawei Technologies Co., Ltd. (華為技術有限公司) from May 2006 to February 2008. From April 1997 to June 2005, he worked for Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司) and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd (SAP(北京)軟件系統有限公司). Prior to that, Mr. Jun Wu held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. (和路雪(中國)有限公司) from January 1991 to April 1995.

Mr. Jun Wu graduated from the University of International Business and Economics (對外經濟貿易大學) with a diploma majoring in international accounting in July 1989. He received a master’s degree in business administration from City University of Seattle in June 1999.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

INTEREST IN THE SHARES OF THE COMPANY

As far as the Directors are aware, as at the Latest Practicable Date, each of Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Jun Wu was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO:

				Approximate	Approximate
				Percentage of	Percentage of
				Shareholding	Shareholding
			Number of	in the Relevant	in the Total
			Shares Held or	Class of Issued	Issued Share
Name of Director	Nature of Interest	Class of Shares	Interested	Shares(4)	Capital(4)
				(%)	(%)
Yongdong Peng(1)	Founder of a discretionary trust	Class A ordinary share	77,681,824	2.17%	2.08%
		Class B ordinary share	104,258,701	69.74%	2.80%
	Interest held by controlled corporations	Class A ordinary share	849,601,280	23.75%	22.80%

Yigang Shan(2)	Founder of a discretionary trust	Class A ordinary share	56,409,701	1.58%	1.51%
		Class B ordinary share	45,236,263	30.26%	1.21%
	Interest held by controlled corporations	Class A ordinary share	849,601,280	23.75%	22.80%

Jun Wu(3)	Beneficial owner	Class A ordinary share	37,155	0.00%	0.00%

Notes:

(1)	As of the Latest Practicable Date, 77,681,824 Class A ordinary shares and 104,258,701 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of this discretionary trust are Mr. Yongdong Peng and his family members. Pursuant to the POA Arrangement executed by Propitious Global, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global, which directly holds 849,601,280 Class A ordinary shares. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(2)	As of the Latest Practicable Date, 56,409,701 Class A ordinary shares and 45,236,263 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members. Pursuant to the POA Arrangement executed by Propitious Global, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global, which directly holds 849,601,280 Class A ordinary shares. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

(3)	As of the Latest Practicable Date, 37,155 Class A ordinary shares beneficially owned by Mr. Jun Wu include RSUs of 5,058 ADSs (representing 15,174 Class A ordinary shares) and 7,327 ADSs (representing 21,981 Class A ordinary shares) directly held by him.

(4)	The calculation is based on the total number of 3,577,284,062 Class A ordinary shares and 149,494,964 Class B ordinary shares issued as of the Latest Practicable Date.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,726,779,026 Shares, out of which 3,577,284,062 were Class A ordinary shares and 149,494,964 were Class B ordinary shares. Subject to the passing of the ordinary resolution 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, i.e. being 3,726,779,026 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 372,677,902 Shares, representing 10% of the total number of issued Shares (excluding treasury shares) as at the date of the AGM.

As stated in “4. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in the Letter from the Board, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Yongdong Peng and Mr. Yigang Shan, who beneficially own 134,091,525 Class A ordinary shares and 149,494,964 Class B ordinary shares in total, representing approximately 32.12% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A ordinary shares, if the reduction in the number of Shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A ordinary shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

Month	Price per Share
2023	Highest	Lowest
	HK$	HK$
April	52.00	40.55
May	45.00	35.95
June	45.05	36.90
July	49.00	36.00
August	48.20	36.80
September	50.06	37.50
October	44.25	37.95
November	42.85	37.05
December	43.30	38.40

2024
January	42.95	32.45
February	38.35	33.80
March	39.65	32.40
April (up to the Latest Practicable Date)	38.80	32.75

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 31,987,155 ADSs (representing 95,961,465 Class A ordinary shares) on the New York Stock Exchange as follows:

	Number of
	Class A
	Ordinary Shares
	Represented	Highest	Lowest
	by ADSs	Price Per	Price Per
Date of Repurchase	Repurchased	Share	Share
		US$	US$
October 25, 2023	300,000	5.19	5.05
October 26, 2023	300,000	5.23	5.09
October 27, 2023	300,000	5.27	5.11
October 30, 2023	300,000	5.25	5.06
October 31, 2023	1,500,000	5.03	4.82

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	Number of
	Class A
	Ordinary Shares
	Represented	Highest	Lowest
	by ADSs	Price Per	Price Per
Date of Repurchase	Repurchased	Share	Share
		US$	US$
November 1, 2023	1,500,000	5.00	4.88
November 2, 2023	1,500,000	5.02	4.90
November 3, 2023	300,000	5.18	5.05
November 6, 2023	300,000	5.29	5.04
November 7, 2023	1,500,000	5.01	4.81
November 8, 2023	1,500,000	5.16	4.91
November 9, 2023	1,496,802	5.04	4.85
November 10, 2023	4,051,458	4.98	4.82
November 13, 2023	1,499,688	5.00	4.87
November 14, 2023	342,387	5.00	4.99
November 16, 2023	1,164,279	5.27	5.07
November 27, 2023	955,146	5.28	5.19
November 28, 2023	378,348	5.34	5.23
November 29, 2023	377,922	5.34	5.24
November 30, 2023	376,245	5.38	5.25
December 1, 2023	381,615	5.28	5.19
December 4, 2023	386,571	5.23	5.10
December 5, 2023	1,974,447	5.13	4.99
December 8, 2023	989,820	5.08	5.02
December 11, 2023	396,480	5.06	4.99
December 15, 2023	380,520	5.31	5.22
December 21, 2023	391,590	5.18	5.02
December 22, 2023	1,922,814	5.23	5.08
January 2, 2024	381,876	5.29	5.19
January 3, 2024	379,254	5.32	5.17
January 4, 2024	382,305	5.33	5.15
January 5, 2024	393,189	5.16	5.04
January 8, 2024	920,058	5.02	4.95
January 9, 2024	1,010,046	5.00	4.86
January 10, 2024	1,011,828	5.00	4.92
January 11, 2024	1,013,676	5.02	4.89
January 12, 2024	1,015,320	4.95	4.89
January 16, 2024	1,056,240	4.80	4.70
January 17, 2024	1,633,971	4.65	4.55
January 18, 2024	1,646,274	4.67	4.52
January 19, 2024	1,664,721	4.61	4.38
January 22, 2024	1,689,063	4.51	4.30

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	Number of
	Class A
	Ordinary Shares
	Represented	Highest	Lowest
	by ADSs	Price Per	Price Per
Date of Repurchase	Repurchased	Share	Share
		US$	US$
January 23, 2024	1,494,183	4.73	4.60
January 24, 2024	1,042,830	4.90	4.74
January 25, 2024	1,032,882	4.93	4.78
January 26, 2024	1,042,131	4.84	4.69
January 29, 2024	1,048,308	4.81	4.74
January 30, 2024	1,063,062	4.74	4.67
January 31, 2024	1,048,392	4.83	4.64
March 6, 2024	3,636,393	4.33	4.22
March 18, 2024	3,206,430	4.72	4.59
March 19, 2024	3,147,366	4.80	4.68
March 20, 2024	3,177,384	4.77	4.67
March 21, 2024	3,171,231	4.79	4.68
March 22, 2024	3,276,207	4.66	4.51
March 25, 2024	1,510,575	4.69	4.57
March 26, 2024	1,276,665	4.76	4.67
March 27, 2024	1,316,454	4.66	4.50
March 28, 2024	1,311,030	4.61	4.53
April 1, 2024	627,033	4.83	4.64
April 2, 2024	628,938	4.82	4.74
April 3, 2024	631,086	4.81	4.70
April 4, 2024	634,158	4.77	4.68
April 5, 2024	1,024,335	4.68	4.63
April 8, 2024	631,278	4.80	4.69
April 9, 2024	627,855	4.83	4.74
April 10, 2024	617,295	4.93	4.83
April 11, 2024	629,037	4.88	4.70
April 12, 2024	1,113,090	4.63	4.38
April 15, 2024	2,302,680	4.53	4.30
April 16, 2024	2,309,412	4.38	4.29
April 17, 2024	2,325,549	4.35	4.27
April 18, 2024	2,331,252	4.36	4.24
April 19, 2024	2,382,654	4.26	4.17
April 22, 2024	1,166,505	4.37	4.20
April 23, 2024	1,116,204	4.53	4.40
April 24, 2024	1,097,628	4.62	4.50
	95,961,465

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Friday, June 14, 2024

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of KE Holdings Inc. (the “Company”) dated April 26, 2024. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of the Company will be held at 10:00 a.m., Beijing time on Friday, June 14, 2024 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the report of the auditors thereon;

2.	as an ordinary resolution, to re-elect the following Directors:

(a)	(i) to re-elect Mr. Yongdong Peng as an executive Director;

(ii)	to re-elect Mr. Yigang Shan as an executive Director; and

(iii)	to re-elect Mr. Jun Wu as an independent non-executive Director;

(b)	to authorize the Board to fix the remuneration of the Directors;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2020 Plan;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

NOTICE OF THE ANNUAL GENERAL MEETING

shall not exceed 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A ordinary shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A ordinary shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations; and

NOTICE OF THE ANNUAL GENERAL MEETING

4.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions 3 and 4 of this notice, the general mandate referred to in the resolution 3 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 4 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution); and

NOTICE OF THE ANNUAL GENERAL MEETING

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 14, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 14, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

In order to be eligible to vote and attend the AGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, May 14, 2024, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, no later than 6:00 p.m. on Monday, May 13, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the AGM.

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at investors.ke.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on Wednesday, June 12, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Corporate Headquarters:	Registered Office:
Oriental Electronic Technology Building	Harneys Fiduciary (Cayman) Limited
No. 2 Chuangye Road	4th Floor, Harbour Place
Haidian District	103 South Church Street
Beijing 100086	P.O. Box 10240
PRC	Grand Cayman KY1-1002
Cayman Islands

April 26, 2024

As at the date of this notice, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

- 25 -